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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Quantum Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
747906204
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	747906204	Page	2	of	5

1	NAMES OF REPORTING PERSONS Tennenbaum Capital Partners, LLC (IRS ID# 95-4759860)(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		11,659,770 shares (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,659,770 shares (1)

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,659,770 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to a fund which is the registered holder of $50,720,000 in principal amount of 4.375% Convertible Subordinated Notes due August 1, 2010 of Quantum Corporation (the “Convertible Notes”), initially convertible into the number of shares of Common Stock of Quantum Corporation reported above.
(2) Based on (a) approximately 205,491,000 shares of Common Stock of Quantum Corporation outstanding as of January 31, 2008, as reported by Quantum Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007 filed with the Securities and Exchange Commission on February 8, 2008, and (b) 11,659,770 shares of Common Stock of Quantum Corporation issuable upon conversion of the Convertible Notes, computed in accordance with Rule 13d-3(d)(1).

Item 1(a).	Name of Issuer: Quantum Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1650 Technology Drive, Suite 800 San Jose, California 95110

Item 2(a).	Name of Person Filing:

Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”).

Item 2(b).	Address of Principal Business Office:

2951 28th Street, Suite 1000 Santa Monica, California 90405

Item 2(c).	Citizenship:

TCP is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share, of Quantum Corporation (“Common Stock”).

Item 2(e).	CUSIP Number: 747906204

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☑ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a) Amount beneficially owned: 11,659,770 shares of Common Stock
(b) Percent of class: 5.4%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 11,659,770
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 11,659,770
(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Tennenbaum Multi-Strategy Master Fund, a fund managed by TCP, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 11,659,770 shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2008	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel